December 12, 2005

Via facsimile (202) 772-9218 and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Spansion Inc.
Class A Common Stock
Registration Statement on Form S-1 No. 333-124041

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the several underwriters, hereby join with Spansion Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 14, 2005 at 3:00 p.m. or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: December 1, 2005.
(ii)	Dates of distribution: December 1, 2005 – December 14, 2005
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8
(iv)	Number of prospectuses so distributed: approximately 37,000

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc.

Credit Suisse First Boston LLC

By:	Citigroup Global Markets Inc.

By:	/s/ Richard Gallivan Name: Richard Gallivan Title: Managing Director

By:	Credit Suisse First Boston LLC

By:	/s/ Ernest H. Ruehl, Jr. Name: Ernest H. Ruehl, Jr. Title: Managing Director